PROSPECTUS SUPPLEMENT
(To Prospectus dated April 14, 2004)

Filed pursuant to Rule 424(b)(5)
Registration No. 333-114133

4,800,000 Shares

Warrants for 1,920,000 Shares

8X8, INC.

Common Stock

See "Risk Factors" beginning on page S-3 for information you should consider before buying our common stock.

We are offering and selling 4,800,000 shares of our common stock, par value $0.001 per share, plus warrants to purchase up to 1,920,000 shares of our common stock with this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus before you invest in our common stock.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "EGHT." The last reported sale price on June 18, 2004 was $2.38 per share.

	Per Share	Total(1)
Offering Price	$ 2.50	$ 12,000,000
Placement Agent Fees (6%)	$ 0.15	$ 720,000(2)
Proceeds, Before Expenses, to 8x8, Inc.	$ 2.35	$ 11,280,000

(1) This table is based on the sale of 4,800,000 shares of our common stock and does not reflect the proceeds from the exercise of warrants covering 1,920,000 additional shares in this offering, which have an exercise price of $3.00 per share. See "Description of Warrants" in this prospectus supplement.

(2) The placement agents listed below will also receive fees equal to 6% of the gross exercise prices of the warrants covering 1,920,000 additional shares in this offering upon the exercise of such warrants.

We have engaged the placement agents listed below to offer the shares of our common stock and warrants to purchase our common stock as described in the section entitled "Plan of Distribution." The placement agents are not required to sell any specific number or dollar amount of our common stock, but will use their best efforts to sell the shares offered. Because there is no minimum offering amount required as a condition to closing this offering, the total offering price, placement agent fees, and net proceeds, after expenses, to us are not presently determinable and may be substantially less than the maximum amounts set forth above.

Delivery of the shares of the common stock will be made on or about June 23, 2004, against payment in immediately available funds.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

A.G. EDWARDS

GRIFFIN SECURITIES

This prospectus supplement is dated June 21, 2004

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

The purpose of this prospectus supplement is to provide supplemental information regarding 8x8, Inc. in connection with the offering. You should read this prospectus supplement, along with the accompanying prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospects supplement may add, update or change information contained in the accompany prospectus.

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in connection with the offering described in this prospectus supplement and the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus supplement nor the accompanying prospectus shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus is correct as of any date subsequent to the date of this prospectus supplement or the accompanying prospectus, as the case may be.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all of the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes, before making an investment decision.

8X8, INC.

8x8, Inc., and its subsidiaries ("we," "us," or the "Company") develop and market communication technology and services for Internet protocol, or IP, telephony and video applications. We were incorporated in California in February 1987, and in December 1996 were reincorporated in Delaware. In August 2000, we changed our name from 8x8, Inc. to Netergy Networks, Inc. We changed our name back to 8x8, Inc. in July 2001. Our principal offices are located at 2445 Mission College Blvd., Santa Clara, California 95054 and our telephone number is (408) 727-1885. Our web site is www.8x8.com.

We offer the Packet8 broadband voice over Internet protocol, or VoIP, and video communications service, Packet8 Virtual Office service and videophone equipment and services. The Packet8 voice and video communications service (Packet8) enables broadband Internet users to add digital voice and video communications services to their high-speed Internet connection. Customers can choose a direct-dial phone number from any of the rate centers offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband Internet connection and make or receive calls from a regular telephone number. All Packet8 telephone accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing. In addition, 8x8 offers a videophone for use with the Packet8 service.

In fiscal 2004, substantially all of our revenues were generated from the sale, license and provision of VoIP products, services and technology. Prior to fiscal 2004, we were focused on our VoIP semiconductor business (through our subsidiary Netergy Microelectronics, Inc.) and hosted iPBx solutions business (through our subsidiary Centile, Inc.). In late fiscal 2003, we began to devote more of our resources to the promotion, distribution and development of the Packet8 voice and video communications service than to our existing semiconductor business or hosted iPBX solutions business. We completed several transactions during fiscal 2004 to license and sell technology and assets of these businesses, including the sale of our hosted iPBX research and development center in France, the sale and license of our next generation video semiconductor development effort, and the license of technology and manufacturing rights for our VoIP semiconductor products to other semiconductor companies. In addition, during January 2004, we announced the end of life of our VoIP semiconductor products, and began accepting last time buy orders from customers. We continue to own the voice and video technology related to the semiconductor and IP PBX businesses, utilize this technology in the Packet8 service offering, and continue to sell or license this technology when the opportunity is in our best interest.

Our fiscal year ends on March 31 of each calendar year. Each reference to a fiscal year in this prospectus supplement refers to the fiscal year ending March 31 of the calendar year indicated (for example, fiscal 2004 refers to the fiscal year ended March 31, 2004).

The Offering

Shares of common stock being
offered by us …………………………………………………... 4,800,000 shares

Warrants to purchase shares
of common stock ……………………………….……..……… 1,920,000 shares

Shares of common stock to be
outstanding after this offering …………………………………. 43,116,728 shares

Use of proceeds ……………………………………………….. We estimate that the net proceeds from the sale of common stock will be approximately $11,200,000 and we intend to use the net proceeds to fund the expansion of our Packet8 voice and video communication service, to fund working capital and for general corporate purposes. General corporate purposes may include capital expenditures, and possible acquisitions or investments. Pending these uses, the net proceeds will be invested in interest-bearing securities.

Risk factors ………………………………………………… See "Risk Factors" beginning on page S-3 of this prospectus supplement that you should consider before making a decision to invest in our common stock.

Nasdaq symbol …………………………………………… "EGHT"

RISK FACTORS

Before you invest in our common stock, you should become aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase the securities. The risks set out below may not be exhaustive.

We have a history of losses and we are uncertain as to our future profitability.

We recorded an operating loss of approximately $3.9 million for the year ended March 31, 2004, and we ended the period with an accumulated deficit of $152 million. In addition, we recorded operating losses of $12 million and $10 million for the fiscal years ended March 31, 2003 and 2002, respectively. We expect that we will continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to generate significant revenue growth to achieve an operating profit. Given our history of fluctuating revenues and operating losses, we cannot be certain that we will be able to achieve profitability on either a quarterly or annual basis in the future.

Our stock price has been highly volatile.

The market price of the shares of our common stock has been and is likely to be highly volatile. It may be significantly affected by factors such as:

- actual or anticipated fluctuations in our operating results;

- announcements of technical innovations;

- future legislation or regulation of the Internet and or voice over Internet protocol (VoIP);

- loss of key personnel;

- new products or new contracts by us, our competitors or their customers; and

- developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts, and other factors which could be unrelated to, or outside our control.

The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

The growth of our business and our future profitability depends on future Packet8 revenue.

We continue to devote substantially all of our resources to the promotion, distribution and development of our Packet8 service rather than to our semiconductor business. As such, our future growth and profitability will be dependent on revenue from our Packet8 service, as opposed to revenue from the semiconductor business, which has historically accounted for a substantial portion of the Company's consolidated revenues.

Semiconductor and related software revenues represented approximately 83% and 88%, respectively, of the Company's consolidated revenues for fiscal 2004 and 2003. However, these revenues have not been sufficient to profitably operate the semiconductor business. Therefore, we have reduced the scope of these operations. During the quarter ended June 30, 2003, we completed the end-of of- life of our legacy videoconferencing semiconductor products. In November 2003, we sold the VIP1 video semiconductor development effort to Leadtek Research, Inc. (Leadtek). Under the terms of the transaction, Leadtek acquired the VIP1 development activities, key engineers, software tools and equipment. Revenues attributable to this development effort, prior to the aforementioned transaction, were $0 and $1.1 million during the fiscal years ended March 31, 2004 and 2003, respectively, representing approximately 0% and 12% of revenues of the semiconductor business and 0% and 10.5% of 8x8's consolidated revenues for such periods. As a result of the transfer of this development effort to Leadtek, this development revenue ceased. In January 2004, we initiated an end- of-life program for our VoIP telephony semiconductor products, including the Audacity T2 and T2U products. The semiconductor business remains a continuing operation and will continue to generate revenue in the future, although we expect the amounts to decrease, both on an absolute basis and as percentage of our consolidated revenues.

Revenues from the hosted iPBX solutions business represented approximately 3% and 8% of the Company's consolidated revenues for fiscal 2004 and 2003, respectively. In July 2003, we sold our European subsidiary, Centile Europe S.A., and licensed, on a non-exclusive basis, our iPBX technology to the purchaser. In March 2004, we announced the Packet8 Virtual Office service, which includes technologies previously offered as part of the hosted iPBX solutions business.

We have only been selling our Packet8 service for a limited period and there is no guarantee that Packet8 will gain broad market acceptance.

We have only been selling our Packet8 service since November 2002. Given our limited history with offering this service, there are many difficulties that we may encounter, including regulatory hurdles, discussed below, and other problems that we may not anticipate. To date, we have not generated significant revenue from the sale of our VoIP telephony products and services, including our Packet8 service, and there is no guarantee that we will be successful in generating significant revenues or achieving profitability. If we are not able to generate significant revenues selling into the VoIP telephony market, our business and operating results would be seriously harmed.

The success of our Packet8 service is dependent on the growth and public acceptance of VoIP telephony.

The success of our Packet8 voice and video communications service is dependent upon future demand for VoIP telephony systems and services. In order for the IP telephony market to continue to grow, several things need to occur. Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. VoIP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service. VoIP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. Furthermore, end users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as us. We will need to devote substantial resources to educate customers and end users about the benefits of VoIP telephony solutions in general and our services in particular. If any or all of these factors fail to occur, our business may not grow.

Our future operating results may not follow past or expected trends due to many factors and any of these could cause our stock price to fall.

Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis, there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

- changes in market demand;

- the timing of customer orders;

- competitive market conditions;

- lengthy sales cycles and/or regulatory approval cycles;

- new product introductions by us or our competitors;

- market acceptance of new or existing products;

- the cost and availability of components;

- the mix of our customer base and sales channels;

- the mix of products sold;

- the management of inventory;

- the level of international sales;

- continued compliance with industry standards; and

- general economic conditions.

Our gross margin is affected by a number of factors including product mix, the recognition of license and royalty revenues for which there may be little or no corresponding cost of revenues, product pricing, the allocation between international and domestic sales, the percentages of direct sales and sales to resellers, and manufacturing and component costs. In the likely event that we encounter significant price competition in the markets for our products, we could be at a significant disadvantage compared to our competitors, many of whom have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure.

Variations in timing of sales may cause significant fluctuations in future operating results. Delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements or economic conditions. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements by our competitors or us of new products and technologies could cause customers to defer purchases of our existing products, which would also have a material adverse effect on our business and operating results. As a result of these and other factors, it is likely that in some or all future periods our operating results will be below the expectations of investors, which would likely result in a significant reduction in the market price of our common stock.

The VoIP telephony market is subject to rapid technological change and we depend on new product introduction in order to maintain and grow our business.

VoIP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced VoIP telephony software products and services that provide increasingly higher levels of performance and reliability at lower cost. These new and enhanced products must take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing, manufacturing, and selling such products and services will depend on a variety of factors, including:

- the identification of market demand for new products;

- the scalability of our VoIP telephony software products;

- product and feature selection;

- timely implementation of product design and development;

- product performance;

- cost-effectiveness of products under development;

- effective manufacturing processes; and

- success of promotional efforts.

Additionally, we may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance, or if such new product introductions decrease demand for existing products, our operating results would decline and our business would not grow.

The long and variable sales and deployment cycles for our VoIP telephony products may cause our revenue and operating results to vary.

Our Packet8 service has lengthy sales cycles, and we may incur substantial sales and marketing expenses and expend significant management effort without making a sale. A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy product evaluation and qualification process. We do not possess the capital required to invest in extensive marketing or advertising campaigns that may be required in order to sell these products. In addition, the length of our sales cycles will vary depending on the type of customer to whom we are selling and the product being sold. Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely and will depend on various factors, including:

- the size of the network deployment;

- the complexity of our customers' network environments;

- our customers' skill sets;

- the hardware and software configuration and customization necessary to deploy our products; and

- our customers' ability to finance their purchase of our products.

As a result, it is difficult for us to predict the quarter in which our customers may purchase our VoIP telephony products, and our revenue and operating results may vary significantly from quarter to quarter.

Decreasing telecommunications rates may diminish or eliminate our competitive pricing advantage.

Decreasing telecommunications rates may diminish or eliminate the competitive pricing advantage of our services. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that rates will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. In addition, our ability to market our services to other service providers depends upon the existence of spreads between the rates offered by us and the rates offered by traditional telecommunications carriers, as well as a spread between the retail and wholesale rates charged by the carriers from which we obtain wholesale services. Continued rate decreases will require us to lower our rates to remain competitive and will reduce or possibly eliminate our gross profit from our services. If telecommunications rates continue to decline, we may lose users for our services.

Our success depends on third parties in our distribution channels.

We currently sell our products direct to consumers and through resellers, and are focusing efforts on increasing our distribution channels. Our future revenue growth will depend in large part on sales of our products through reseller and other distribution relationships. We may not be successful in developing additional distribution relationships. Agreements with distribution partners generally provide for one-time and recurring commissions based on our list prices, and do not require minimum purchases or restrict development or distribution of competitive products. Therefore, entities that distribute our products may compete with us. In addition, distributors and resellers may not dedicate sufficient resources or give sufficient priority to selling our products. Our failure to develop new distribution channels, the loss of a distribution relationship or a decline in the efforts of a material reseller or distributor could have a material adverse effect on our business, financial condition and results of operations.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our VoIP products will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees are bound by employment agreements for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our products which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

We depend on contract manufacturers to manufacture substantially all of our products, and any delay or interruption in manufacturing by these contract manufacturers would result in delayed or reduced shipments to our customers and may harm our business.

We do not have long-term purchase agreements with our contract manufacturers or our component suppliers. There can be no assurance that our subcontract manufacturers will be able or willing to reliably manufacture our products, in volumes, on a cost-effective basis or in a timely manner. For our videophones and VoIP terminal adaptors and that are used with our Packet8 service, we rely on the availability of our semiconductor products. These devices are also sourced solely from certain overseas contract manufacturers and partners, and are currently not available from any other manufacturer.

We rely on third party network service providers to originate and terminate substantially all of our public switched telephone network calls.

Our Packet8 service depends on the availability of third party network service providers that provide telephone numbers and public switched telephone network (PSTN) call termination and origination services for our customers. Many of these network service providers have been affected by the downturn in the telecommunications industry and may be forced to terminate the services that we depend on. The time to interface our technology to another network service provider, if available, and qualify this new service could have a material adverse effect on our business, operating results, and financial condition.

While we believe that relations with our current service provider are good and we have a contract in place, there can be no assurance that this service provider will be able or willing to supply services to us in the future or that we will be successful in signing up alternative or additional providers. While we believe that we could replace our current provider, if necessary, our ability to provide service to our subscribers would be impacted during this timeframe, and this could have an adverse effect on our business, financial condition and results of operations.

We may not be able to manage our inventory levels effectively, which may lead to inventory obsolescence that would force us to lower our prices.

Our products have lead times of up to several months, and are built to forecasts that are necessarily imprecise. Because of our practice of building our products to necessarily imprecise forecasts, it is likely that, from time to time, we will have either excess or insufficient product inventory. Excess inventory levels would subject us to the risk of inventory obsolescence and the risk that our selling prices may drop below our inventory costs, while insufficient levels of inventory may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our products could result in legal action from our customers, loss of customers or harm to our ability to attract new customers. Any of these factors could have a material adverse effect on our business, operating results, and financial condition.

If our products do not interoperate with our customers' networks, orders for our products will be delayed or canceled and substantial product returns could occur, which could harm our business.

Many of the potential customers for our Packet8 service have requested that our products and services be designed to interoperate with their existing networks, each of which may have different specifications and use multiple standards. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products must interoperate with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products do not interoperate with existing equipment or software in our customers' networks, installations could be delayed, orders for our products could be canceled or our products could be returned. This could harm our business, financial condition, and results of operations.

We may have difficulty identifying the source of the problem when there is a problem in a network.

Our Packet8 service must successfully integrate with products from other vendors, such as gateways to traditional telephone systems. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our Packet8 service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition and results of operations.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue and prevent us from achieving profitability

We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. If our competitors successfully introduce new products or enhance their existing products, this could reduce the sales or market acceptance of our products and services, increase price competition or make our products obsolete. For instance, our competitors, such as local exchange carriers and cable television providers, may be able to bundle services and products that we do not offer together with long distance or VoIP telephony services. These services could include wireless communications, voice and data services, Internet access and cable television. This form of bundling would put us at a competitive disadvantage if these providers can combine a variety of services offerings at a single attractive price. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We may not have sufficient resources to make these investments or to make the technological advances necessary to be competitive, which in turn will cause our business to suffer.

Many of our current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical, and other resources. Many also have greater name recognition and a larger installed base of customers than we have. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than us to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would harm our business, operating results, and financial condition.

If we do not develop and maintain successful partnerships for VoIP telephony products, we may not be able to successfully market our solutions.

We are entering into new market areas and our success is partly dependent on our ability to forge new marketing and engineering partnerships. VoIP telephony communication systems are extremely complex and few, if any, companies possess all the required technology components needed to build a complete end to end solution. We will likely need to enter into partnerships to augment our development programs and to assist us in marketing complete solutions to our targeted customers. We may not be able to develop such partnerships in the course of our product development. Even if we do establish the necessary partnerships, we may not be able to adequately capitalize on these partnerships to aid in the success of our business.

Inability to protect our proprietary technology or our infringement of a third party's proprietary technology would disrupt our business.

We rely in part on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We also rely in part on patent law to protect our intellectual property in the United States and internationally. We hold fifty-four United States patents and have a number of United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have in the past licensed and in the future expect to continue licensing our technology to others; many of who are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

There has been substantial litigation in the semiconductor, electronics, and related industries regarding intellectual property rights, and from time to time third parties may claim infringement by us of their intellectual property rights. Our broad range of technology, including systems, digital and analog circuits, software, and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material. We could also be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions or that other actions alleging infringement by us of third party patents will not be asserted or prosecuted against us.

We rely upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently utilized by us or other technology which we may seek to license in the future will be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and could harm our business. These licenses are on standard commercial terms made generally available by the companies providing the licenses. The cost and terms of these licenses individually are not material to our business.

The failure of IP networks to meet the reliability and quality standards required for voice and video communications could render our products obsolete.

Circuit-switched telephony networks feature very high reliability, with a guaranteed quality of service. In addition, such networks have imperceptible delay and consistently satisfactory audio quality. Emerging broadband IP networks, such as LANs, WANs, and the internet, or emerging last mile technologies such as cable, digital subscriber lines, and wireless local loop, may not be suitable for telephony unless such networks and technologies can provide reliability and quality consistent with these standards.

Our products must comply with industry standards, FCC regulations, state, country-specific and international regulations, and changes may require us to modify existing products.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our VoIP telephony products rely heavily on standards such as SIP, H.323, MGCP and Megaco to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the Federal Communications Commission (FCC) regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our VoIP telephony products, which would have a material adverse effect on our business, financial condition and operating results.

Our ability to offer services outside the U.S. is subject to the local regulatory environment, which may be complicated and often uncertain.

Regulatory treatment of VoIP telephony outside the United States varies from country to country. We currently distribute our products and services directly to consumers and through resellers that may be subject to telecommunications regulations in their home countries. The failure of these resellers to comply with these laws and regulations could reduce our revenue and profitability. Because of our relationship with the resellers, some countries may assert that we are required to register as a telecommunications carrier in that country. In such case, our failure to do so could subject us to fines or penalties. In addition, some countries are considering subjecting VoIP services to the regulations applied to traditional telephone companies. Regulatory developments such as these could have a material adverse effect on our international operation.

In many countries in which we operate or our services are sold, the status of the laws that may relate to our services is unclear. We cannot be certain that our customers, resellers, or other affiliates are currently in compliance with regulatory or other legal requirements in their respective countries, that they or we will be able to comply with existing or future requirements, and/or that they or we will continue to be in compliance with any requirements. Our failure or the failure of those with whom we transact business to comply with these requirements could have a material adverse effect on our business, operating results and financial condition.

Future legislation or regulation of the internet and/or voice and video over IP services could restrict our business, prevent us from offering service or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to or commerce on the Internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition, and results of operations. Regulation may be targeted towards, among other things, assessing access or settlement charges, imposing taxes related to internet communications, imposing tariffs or regulations based on encryption concerns or the characteristics and quality of products and services, imposing regulations and requirements related to the handling of emergency 911 services, any of which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments or other legislative bodies will seek to regulate broadband IP telephony and the Internet. In addition, large, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.

Many regulatory actions are underway or are being contemplated by federal and state authorities, including the FCC and other state regulatory agencies. On February 12, 2004, the FCC initiated a notice of public rule-making to update FCC policy and consider the appropriate regulatory classification for VoIP and other IP enabled services. On February 11, 2004, the California Public Utilities Commission (CPUC) initiated an investigation into voice over IP providers. As a tentative conclusion of law, the CPUC stated that they believe that VoIP providers are telecommunications providers and should be treated as such from a regulatory standpoint. There is risk that a regulatory agency requires us to conform to rules that are unsuitable for IP communications technologies or rules that cannot be complied with due to the nature and efficiencies of IP routing, or are unnecessary or unreasonable in light of the manner in which Packet8 offers service to its customers. It is not possible to separate the Internet, or any service offered over it, into intrastate and interstate components. While suitable alternatives may be developed in the future, the current IP network does not enable us to identify the geographic nature of the traffic traversing the Internet. There is also risk that specific E911 requirements imposed by a regulatory agency may impede our ability to offer service in a manner that conforms to these requirements. While we are developing technologies that seek to provide access to emergency services in conjunction with our IP communications offerings, the existing requirements, which are tethered to and dependent upon the legacy PSTN network, neither work in an IP environment nor take advantage of the significantly enhanced capabilities of the IP network.

The effects of federal or state regulatory actions could have a material adverse effect on our business, financial condition and operating results.

Increasing interest by U.S. states in the regulation of voice over IP services could result in laws or regulatory actions that harm our business.

Several states have recently shown an interest in regulating voice over IP, or VoIP, services, as they do for providers of traditional telephone service. If this trend continues, and if state regulation is not preempted by action by the U.S. federal government, we may become subject to a "patchwork quilt" of state regulations and taxes, which would increase our costs of doing business, and adversely affect our operating results and future prospects.

We have already been contacted by several state regulatory authorities regarding our Packet8 service. On September 11, 2003, we received a letter from the Public Service Commission of Wisconsin (the WPSC) notifying us that the WPSC believes that we, via our Packet8 voice and video communications service, are offering intrastate telecommunications services in the state of Wisconsin without certification of the WPSC. According to the WPSC's letter, it believes that we cannot legally provide Packet8-based resold intrastate services in Wisconsin without certification of the WPSC. In addition, the Commission believes that Packet8 bills for intrastate services to Wisconsin customers are void and not collectible. The letter also states that if we do not obtain certification to offer intrastate telecommunications services, the matter will be referred to the State of Wisconsin Attorney General for enforcement action. The letter also states that even if the Company were certified by the WPSC, the previous operation without certification may still subject the Company to referral to the State of Wisconsin Attorney General for enforcement action and possible forfeitures. We consulted with counsel and have responded to the WPSC and disputed their assertions. While we do not believe that the potential amounts of any forfeitures would be material to us, if we are subject to an enforcement action, we may become subject to liabilities and may incur expenses that adversely affect our results of operations.

On September 17, 2003, we were contacted by the Ohio Public Utilities Commission (OPUC) and asked to respond to a questionnaire on Voice over IP technologies that the OPUC is conducting. The OPUC inquired as to the nature of our service, how it is provided, and to what Ohio residents the service is made available. The questionnaire did not contain any assertions regarding the legality of the Packet8 service under Ohio law or any statements as to whether the OPUC believes we are subject to regulation by the state of Ohio. We responded to this questionnaire on October 20, 2003.

On September 22, 2003, the California Public Utilities Commission (CPUC) sent us a letter that alleged that we are offering intrastate telecommunications services for profit in California without having received formal certification from the CPUC to provide such service. The CPUC also requested that we file an application with the CPUC for authority to conduct business as a telecommunications utility no later than October 22, 2003. After consultation with regulatory counsel, we responded to the CPUC, disputed its assertions and did not file the requested application. In our October 22, 2003 response to the CPUC, we disagreed with the CPUC's classification of us as a telephone corporation under the California Public Utilities Code. We asserted that we are an information services provider and not a telecommunications provider. The letter from the CPUC did not indicate, and we cannot predict, what any potential penalties or consequences in failing to obtain certification might be. If we are subjected to penalties, or if we are required to comply with CPUC regulations affecting telecommunications service providers, our business may be adversely affected. On November 13, 2003, the CPUC held a hearing in San Francisco to hear testimony from CPUC staff and industry representatives regarding what course of action the CPUC should take with respect to Internet telephony. A representative from 8x8 testified at the hearing. On February 11, 2004, the CPUC stated that, as a tentative conclusion of law, they believe that VoIP providers are telecommunications providers and should be treated as such from a regulatory standpoint. The CPUC initiated an investigation into appropriate regulation of VoIP providers under state law, and acknowledged that it has not enforced the same regulatory regime over VoIP as applies to telecommunications services. The CPUC is considering a number of potential regulatory requirements, including contribution to state universal service programs, provision of 911 services, payment of access charges to interconnect with the PSTN and compliance with NANP protocols and basic consumer protection laws. The CPUC is also considering whether exempting VoIP providers from requirements applicable to traditional providers of voice telephony creates unfair competitive advantages, if the regulatory framework governing the provision of VoIP should vary based on the market served and whether VoIP providers should be subject to the current system of intercompany compensation arrangements. The CPUC has indicated that this process could last up to 18 months, but there is no way for us to predict the timetable or outcome of this process.

Most recently, on May 19, 2004, in response to a 2003 complaint case brought by Frontier Telephone of Rochester against Vonage, the New York State Public Service Commission, or NYPSC concluded that Vonage is a telephone corporation as defined by New York law and must obtain a Certificate of Public Convenience and Necessity, which represents the authorization of the NYPSC to provide telephone service in New York. The NYPSC will allow a forty-five day period in which Vonage can identify and seek waivers of any rules that it believes should not apply. Vonage will be required to provide 911 service in some form, and will be required to file a schedule of its rates. Currently, this decision applies only to Vonage. While this ruling applies only to Vonage and not to us, if we are subject to regulation by the NYPSC, we may become subject to liabilities and may incur expenses that adversely affect our results of operations.

We may be subject to liabilities for past sales and our future sales may decrease.

In accordance with current industry practice, we do not collect state and federal telecommunications taxes, other than federal excise tax, or other telecommunications surcharges with respect to our Packet8 service. We do not collect Value Added Tax, or VAT, for services that we provide to customers in European Union, or EU, member countries. Future expansion of our Packet8 service, along with other aspects of our evolving business, may result in additional sales and other tax obligations. One or more states or foreign countries may seek to impose sales or other tax collection obligations on out- of-jurisdiction companies that provide telephone service. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional telephone companies, and could have a material adverse effect on our business, financial condition and operating results.

Potential regulation of Internet service providers could adversely affect our operations.

To date, the FCC has treated Internet service providers as information service providers. Information service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is currently examining the status of Internet service providers and the services they provide. If the FCC were to determine that internet service providers, or the services they provide, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on our business, financial condition and operating results.

There may be risks associated with the lack of 911 emergency dialing with the Packet8 service.

We market the Packet8 service to our residential customers as a secondary line service, not a primary line service. We do not encourage our residential customers to use Packet8 as their only telephone service, due to the fact that the IP dialtone service is only as reliable as a customer's underlying data service (which is not provided by us). We play a recorded message to any of our customers who dial 911 from phones connected to the Packet8 service instructing them to hang up and either dial their local police/fire department directly from the phone on the Packet8 service, or to dial 911 from a phone connected to the traditional telephone network. However, there may be a risk of liability or future regulatory action with respect to the inability of customers to access local 911 emergency services from a telephone connected to Packet8 service.

To date, the FCC has not classified any interstate VoIP telephony service provider as a "telecommunications carrier," preferring instead to permit the nascent industry to grow. Under current federal law, providers of "information services" do not incur obligations to participate in 911 and E911 emergency calling systems. However, there is no guarantee that the FCC's interpretations and the relevant federal law will not change in a manner that may increase our cost of doing business or otherwise adversely affect our ability to deliver the Packet8 service.

We are currently working on ways to deliver E911 services to our subscribers. However, many of the technical issues related to the mobility of IP endpoints may hamper the effectiveness of such a solution. Also, the rollout of E911 services to our subscribers will occur over time, and we cannot guarantee that 911 service will be available to all of our subscribers, or to subscribers outside of the United States. We are also developing ways to directly connect IP calls to emergency services, but there is no guarantee that these new technologies will work or that regulatory authorities will find these new methods acceptable for the handling of emergency call traffic.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that we provide.

The operation of our Packet8 service depends on our ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because our services may be critical to the businesses of our customers, any significant interruption in service could result in lost profits or other loss to our customers. Although we attempt to disclaim liability in our service agreements, a court might not enforce a limitation on liability, which could expose us to financial loss. In addition, we may provide our customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments as a result of service interruptions, we may be obligated to provide credits, generally in the form of free service for a short period of time, to our customers, which could negatively affect our operating results.

Consumer access to our websites directly affects our ability to sign new subscribers and the account management services we offer and thus affects our service revenues. We experience occasional system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders or providing services to consumers, which may reduce our service revenues and the attractiveness of our products and services. If we are unable to continually add additional software and hardware and upgrade our systems and network infrastructure in an effective manner, it could cause service interruption and adversely affect our ability to deliver the Packet8 service.

The failure of any equipment or facility on our network, or those of our partners or customers, could result in the interruption of customer service until necessary repairs are made or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business, financial condition and operating results.

Our success depends on our ability to handle a large number of simultaneous calls, which our network may not be able to accommodate.

We expect the volume of simultaneous calls to increase significantly as the Packet8 subscriber base grows. Our network hardware and software may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt, we could lose customers and this could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an internet-based, worldwide voice and video communications service and electronically billing our Packet8 customers is the secure transmission of confidential information over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled. We rely on third party providers to process and guarantee payments made by Packet8 subscribers up to certain limits, and we may be unable to prevent our users from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our Packet8 transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our Packet8 services in a timely or scalable fashion.

We have experienced losses due to subscriber fraud and theft of service.

Subscribers have obtained access to the Packet8 service without paying for monthly service and international toll calls by unlawfully using our authorization codes and submitting fraudulent credit card information. To date, such losses from unauthorized credit card transactions and theft of service have not been significant. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide IP voice and video services.

While we do not know of any technologies that are patented by others that we believe are necessary for us to provide our services, certain necessary technology may in fact be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that certain technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products and services incorporating such technology.

If we discover product defects, we may have product-related liabilities which may cause us to lose revenues or delay market acceptance of our products.

Products as complex as those we offer frequently contain errors, defects, and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations. We sell products into markets that are extremely demanding of robust, reliable, fully functional products. Therefore, delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our credibility with our customers and adversely affect our ability to retain our existing customers and to attract new customers. Moreover, such errors, defects or functional limitations could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite our testing, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers.

We have significant international operations, which subject us to risks that could cause our operating results to decline.

Sales to customers outside of the United States during the years ended March 31, 2004, 2003 and 2002 were 71%, 62%, and 61%, respectively, of total revenues. The following table illustrates our net revenues by geographic area. Revenues are attributed to countries based on the destination of shipment (in thousands):

	Year Ended March 31,		
	2004	2003	2002
United States	$ 2,728	$ 4,218	$ 5,777
Europe	1,309	2,657	4,126
Taiwan	4,163	1,569	2,026
Japan	568	919	1,119
Other	540	1,640	1,643
	$ 9,308	$ 11,003	$ 14,691

Substantially all of our products are, and substantially all of our future products will be, manufactured, assembled, and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including general economic conditions in regions such as Asia, changes in foreign government regulations and telecommunication standards, potentially weaker protection of intellectual property rights, export license requirements, tariffs and other trade barriers, potentially adverse tax consequences, fluctuations in currency exchange rates, greater difficulty in collecting accounts receivable and longer collection periods, the impact of recessions in economies outside of the United States, and difficulty in staffing and managing foreign operations. In addition, language and cultural differences may result in uncertain market acceptance and difficulties in marketing efforts. We are also subject to geopolitical risks, such as political, social, and economic instability, potential hostilities, and changes in diplomatic and trade relationships, in connection with our international operations. Taiwan in particular is subject to a high rate of natural disasters, such as earthquakes or typhoons, which could have significant impact on our suppliers and customers due to a delay in operations within that country. In addition, Taiwan's tenuous relationship with mainland China is a source of continuing concern due to potential hostilities. A significant decline in demand from foreign markets could have a material adverse effect on our business, operating results, and financial condition.

We may need to raise additional capital to support our operations.

As of March 31, 2004, we had cash and cash equivalents and restricted cash of approximately $14 million. Unless we achieve and maintain profitability, we will need to raise additional capital in fiscal 2006. We may not be able to obtain such additional financing as needed on acceptable terms, or at all, which may require us to reduce our operating costs and other expenditures, including reductions of personnel and capital expenditures. If we issue additional equity or convertible debt securities to raise funds, the ownership percentage of our existing stockholders would be reduced and they may experience significant dilution. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. If we are not successful in these actions, we may be forced to cease operations.

We may not be able to maintain our listing on the Nasdaq SmallCap Market.

Our common stock trades on the Nasdaq SmallCap Market, which has certain compliance requirements for continued listing of common stock.

If our minimum closing bid price per share falls below $1.00 for a period of 30 consecutive business days in the future, we may again be subject to delisting procedures. As of the close of business on June 18, 2004, our common stock had a closing bid price of $2.38 per share. We must also meet additional continued listing requirements contained in Nasdaq Marketplace Rule 4310(c)(2)(b), which requires that we have a minimum of $2,500,000 in stockholders' equity or $50,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year (or two of the three most recently completed fiscal years). As of June 18, 2004, based on our closing price as of that day, the market value of our securities approximated $91 million and we were in compliance with Nasdaq Marketplace Rule 4310(c)(2)(b). There can be no assurance that we will continue to meet the continued listing requirements.

Delisting could reduce the ability of our shareholders to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our common stock. Not maintaining a listing on a major stock market may:

- result in a decrease in the trading price of our common stock;

- lessen interest by institutions and individuals in investing in our common stock;

- make it more difficult to obtain analyst coverage; and

- make it more difficult for us to raise capital in the future.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement and in documents that we incorporate by reference into this prospectus supplement. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" below and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus supplement, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus supplement and the documents we incorporate by reference into this prospectus supplement.

USE OF PROCEEDS

We currently intend to use the net proceeds from the sale of our common stock to fund the expansion of our Packet8 voice and video communication service, to fund working capital and for general corporate purposes. General corporate purposes may include capital expenditures, and possible acquisitions or investments. Pending these uses, the net proceeds will be invested in interest-bearing securities.

DILUTION

Our unaudited net tangible book value as of March 31, 2004 was approximately $12,786,000, or $0.33 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the 4,800,000 shares of common stock offered in this offering, at an assumed public offering price of $2.50 per share and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our net tangible book value as of March 31, 2004 would have been approximately $23,986,000, or $0.55 per share of common stock. This represents an immediate increase in net tangible book value of $0.22 per share to our existing stockholders and an immediate and substantial dilution of $1.95 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$2.50
Net tangible book value per share as of March 31, 2004	$0.33	
Increase per share attributable to new investors...	0.22	
As adjusted net tangible book value per share after this offering............................		0.55
Dilution per share to new investors..		$1.95

The above discussion and table is based on 38,315,769 shares of common stock issued and outstanding as of March 31, 2004, and excludes:

- options to purchase approximately 6.2 million shares of our common stock outstanding as of March 31, 2004; and

- warrants to purchase approximately 2.3 million shares of our common stock outstanding as of March 31, 2004.

PLAN OF DISTRIBUTION

A.G. Edwards & Sons, Inc. and Griffin Securities, Inc. acted as our placement agents, on a best efforts basis, in connection with the sale of 4,800,000 shares of our common stock (the "Shares") and warrants to purchase 1,920,000 shares of our common stock (the "Warrants"). A.G. Edwards & Sons, Inc. and Griffin Securities, Inc. will receive a fee of $720,000 upon the closing of the sale of the Shares and will receive a fee equal to six (6) percent of the gross exercise prices of the Warrants upon their exercise. The placement agents will also receive warrants to purchase up to 240,000 shares of our common stock at an exercise price of $2.50 per share and warrants to purchase up to 96,000 shares of our common stock at an exercise price of $3.00 per share. The compensation being paid to the placement agents with respect to this offering will not exceed eight (8) percent of the gross proceeds received from this offering. The placement agents have no obligation to buy any shares of our common stock included in this offering. We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the placement agents may be required to make because of any of those liabilities.

The number of shares of common stock and warrants set forth on the cover of this prospectus supplement will be purchased by an accredited investor. The obligations of the investor to purchase the common stock included in this offering are subject to the approval of certain legal matters by our counsel and to certain other conditions. The investor may be deemed an "underwriter" with the meaning of the Securities Act of 1933.

DESCRIPTION OF WARRANTS

We offered to a certain investor in a direct placement 4,800,000 shares of our common stock at a sales price of $2.50 per share, together with warrants to purchase up to an additional 1,920,000 shares of our common stock (the "Warrants") at an exercise price of $3.00 per share, exercisable on or before June 21, 2009.

The number of shares deliverable and/or the exercise price under the Warrants are subject to adjustment whenever we issue or sell certain of our securities for a consideration per share less than a price equal to the then applicable exercise price of the Warrants. The number of shares deliverable and/or the exercise price under the Warrants are also subject to adjustment to reflect stock splits and dividends, and similar corporate action. The holders of the Warrants are entitled to twenty (20) days prior written notice of a change of control of the Company. In addition, if certain "Fundamental Transactions" occur, such as a consolidation or merger involving the Company or a sale or other disposition of all or substantially all of our properties, the holders of the Warrants are entitled to have all of the obligations under the Warrants assumed by the entity surviving any such Fundamental Transaction.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "EGHT."

LEGAL MATTERS

The validity of the common stock and warrants offered hereby will be passed upon by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to 8x8, Inc. Certain legal matters will be passed upon for the placement agents by Bingham McCutchen LLP, East Palo Alto, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of 8x8, Inc. for year ended March 31, 2004, have been so incorporated in reliance on the report of PricewaterhousCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy our reports, proxy statements and other information filed by us at the public reference room of the SEC in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's website at http://www.sec.gov and through a hyperlink on our Internet website at http://www.8x8.com.

The SEC allows us to "incorporate by reference" certain information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

- our Annual Report on Form 10-K for the year ended March 31, 2004 filed with the SEC on May 28, 2004 (as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on June 1, 2004 and Amendment No. 2 on Form 10-K/A, filed with the SEC on June 21, 2004); and

- the description of our common stock in our registration statement on Form 8-A filed with the SEC on November 21, 1996, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by telephoning us at (408) 727-1885 or by writing us at the following address:

Investor Relations
8X8, Inc.
2445 Mission College Blvd.
Santa Clara, CA 95054

$50,000,000

8X8, INC.

Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Warrants

**See "Risk Factors" beginning on page 4 for information you should
consider before buying our securities.**

We may from time to time offer and sell securities that have an aggregate initial offering price of up to $50,000,000 in one or more offerings. We may offer these securities separately or together in any combination and as separate series. This prospectus provides you with a general description of the securities we may offer.

―――――――――――――――

Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the accompanying prospectus supplement before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

―――――――――――――――

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "EGHT." The last reported sale price on March 29, 2004 was $3.18 per share.

―――――――――――――――

We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

―――――――――――――――

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated April 14, 2004

TABLE OF CONTENTS

_____

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described in this prospectus and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any accompanying prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any accompanying prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement is correct as of any date subsequent to the date of this prospectus or any accompanying prospectus supplement.

SUMMARY

This prospectus is part of a "shelf" registration statement that we filed with the Securities and Exchange Commission, or the SEC. Under this shelf registration statement, we may sell up to a total dollar amount of $50,000,000 of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities being sold. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and the accompanying prospectus supplement, together with the additional information described under the heading, "Where You Can Find More Information."

8X8, INC.

8x8, Inc., and its subsidiaries develop and market communication technology and services for internet protocol or, IP, telephony and video applications. The Company was incorporated in California in February 1987, and in December 1996 was reincorporated in Delaware. In August 2000, the Company changed its name from 8x8, Inc. to Netergy Networks, Inc. The Company changed its name back to 8x8, Inc. in July 2001. The Company's three product lines are:

- The Packet8 voice and video communications service (Packet8), which enables broadband internet users to add digital voice and video communications services to their high-speed internet connection. Packet8 enables anyone with high-speed Internet access to sign up for voice over internet protocol (VoIP) and video communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the rate centers offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. All Packet8 telephone accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing. In addition, 8x8 offers a videophone for use with the Packet8 service;

- VoIP semiconductors and related communication software that are used to make IP telephones and to voice-enable cable and digital subscriber line modems, wireless devices, and other broadband technologies, including the voice and videophone endpoints that are currently used by Packet8 and sold by the Company; and

- Hosted iPBX solutions that allow service providers to offer to small and medium-sized businesses over broadband networks the features and functions that a user commonly expects to find in a typical business phone system. A hosted iPBX solution is a software application that implements the functionality of a business phone system over the same data connection that a business uses for connection to the internet.

Our principal offices are located at 2445 Mission College Blvd., Santa Clara, California 95054 and our telephone number is (408) 727-1885. Our web site is www.8x8.com.

The Securities We May Offer

With this prospectus, we may offer common stock, preferred stock, depositary shares, debt securities and warrants, or any combination of the foregoing. The aggregate offering price of securities that we offer with this prospectus will not exceed $50,000,000. Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the securities being offered. The following is a summary of the securities we may offer with this prospectus. We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

We may offer shares of our common stock, par value $0.001 per share. Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stock holders. Currently, we do not pay a dividend. The holders of common stock do not have any preemptive rights.

Preferred Stock and Depositary Shares

We may offer shares of our preferred stock, par value $0.001 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of shares of preferred stock being offered. We may also issue fractional shares of preferred stock that will be represented by the depositary shares and depositary receipts. Each particular series of depositary shares will be more fully described in the prospectus supplement that will accompany this prospectus.

Debt Securities

We may offer secured or unsecured obligations in the form of one or more senior or subordinated debt securities. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities." The senior debt securities would have the same rank as all of our other unsubordinated debt. The subordinated debt securities generally will be entitled to payment only after payment of our senior debt. Senior debt generally includes all debt for money borrowed by us, except debt that is stated in the instrument governing the terms of that debt to be not senior to, or to have the same rank in right of payment as, or to be expressly junior to, the subordinated debt securities. We may issue debt securities that are convertible into shares of our common stock.

The senior and subordinated debt securities would be issued under separate indentures between us and a trustee. We have summarized the general features of the debt securities to be governed by the indentures. These indentures have been filed as exhibits to the registration statement (No. 333-) that we have filed with the SEC (this prospectus being part of that registration statement). We encourage you to read these indentures. Instructions on how you can get copies of these documents are provided under the heading "Where You Can Find More Information."

General Indenture Provisions that Apply to Senior and Subordinated Debt

- Each indenture allows debt to be issued in series with terms particular to each series.

- Neither of the indentures limit the amount of debt that we may issue or generally provide holders any protection should there be a highly leveraged transaction involving our company.

- Each indenture allows us to merge or to consolidate with another United States entity or convey, transfer or lease our properties and assets substantially as an entirety to another United States entity, as long as certain conditions are met. If these events occur, the other company will be required to assume our responsibilities on the debt securities, and we will be released from all liabilities and obligations, except in the case of a lease.

- Each indenture provides that we and the trustee may generally amend the indenture with the consent of holders of a majority of the total principal amount of the debt outstanding in any series to change certain of our obligations or your rights concerning the debt. However, to change the payment of principal or interest, to adversely affect the right to convert, or to change certain matters, every holder in that series must consent.

- We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as certain conditions are met. The trustee would pay all amounts due to you on the debt from the deposited funds.

Events of Default

Each of the following is an event of default under the indentures:

- principal, or premium, if any, not paid when due;

- any sinking fund payment not made when due;

- failure to pay interest for 30 days;

- covenants not performed for 90 days after notice; and

- certain events of bankruptcy, insolvency or reorganization of 8X8.

A prospectus supplement may describe deletions of, or changes or additions to, the events of default.

Remedies

Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare the outstanding principal and premium, if any, plus accrued and unpaid interest, if any, immediately payable. However, the holders of a majority in principal amount may, under certain circumstances, rescind this action. If a bankruptcy, insolvency or reorganization event of default were to occur, the principal amount and premium, if any, on all debt securities of that series, together with the accrued and unpaid interest, if any, would automatically become due and payable.

Indenture Provisions that Apply Only to the Subordinated Debt Securities

The indenture for the subordinated debt securities provides that the subordinated debt securities will be subordinated to all senior debt as defined in the subordinated indenture.

Warrants

We may issue warrants for the purchase of common stock, preferred stock or debt securities. We may issue warrants independently or together with other securities.

RISK FACTORS

Before you invest in our common stock, you should become aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase the securities. The risks set out below may not be exhaustive.

We have a history of losses and we are uncertain as to our future profitability.

We recorded an operating loss of approximately $2.3 million for the nine months ended December 31, 2003, and we ended the period with an accumulated deficit of $150 million. In addition, we recorded operating losses of $12 million, $10 million and $74.5 million for the fiscal years ended March 31, 2003, 2002 and 2001, respectively. We expect that we will continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to generate significant revenue growth to achieve an operating profit. Given our history of fluctuating revenues and operating losses, we cannot be certain that we will be able to achieve profitability on either a quarterly or annual basis in the future.

Our stock price has been highly volatile.

The market price of the shares of our common stock has been and is likely to be highly volatile. It may be significantly affected by factors such as:

- actual or anticipated fluctuations in our operating results;

- announcements of technical innovations;

- loss of key personnel;

- new products or new contracts by us, our competitors or their customers; and

- developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts, and other factors which could be unrelated to, or outside our control.

The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

The growth of our business and our future profitability depends on future Packet8 revenue.

We continue to devote substantially all of our resources to the promotion, distribution and development of our Packet8 service rather than to our semiconductor and hosted iPBX solutions business. As such, our future growth and profitability will be dependent on revenue from our Packet8 service, as opposed to revenue from the semiconductor and hosted iPBX solutions businesses, which have historically accounted for a substantial portion of the Company's consolidated revenues.

Semiconductor and related software revenues represented approximately 88% of the Company's consolidated revenues for both the three and nine months ended December 31, 2003. In addition, such revenues represented approximately 88% and 91%, respectively, of the Company's consolidated revenues for fiscal 2003 and 2002. However, these revenues have not been sufficient to profitably operate the semiconductor business. Therefore, we have begun to reduce the scope of these operations. During the quarter ended June 30, 2003, we completed the end-of of-life of our legacy videoconferencing semiconductor products. In November 2003, we sold the VIP1 video semiconductor development effort to Leadtek Research, Inc. (Leadtek). Under the terms of the transaction, Leadtek acquired the VIP1 development activities, key engineers, software tools and equipment. Revenues attributable to this development effort were approximately $1.1 million during the fiscal year ended March 31, 2003, representing approximately 12% of revenues of the semiconductor business and 10.5% of 8x8's consolidated revenues for such period. As a result of the transfer of this development effort to Leadtek, this development revenue will cease. In January 2004, we initiated an end-of-life program for our IP telephony semiconductor products, including the Audacity T2 and T2U products. The semiconductor business remains a continuing operation and will continue to generate revenue in the future, although we expect the amounts to decrease, both on an absolute basis and as percentage of 8x8's consolidated revenues.

Revenues from the hosted iPBX solutions business represented approximately 8% and 2% of the Company's consolidated revenues for fiscal 2003 and 2002, respectively. In July 2003, we sold our European subsidiary, Centile Europe S.A., and licensed, on a non-exclusive basis, our iPBX technology to the purchaser.

We have only been selling our Packet8 service for a limited period and there is no guarantee that Packet8 will gain broad market acceptance.

We have only been selling our Packet8 service since November 2002. Given our limited history with offering this product, there are many difficulties that we may encounter, including regulatory hurdles, discussed below, and other problems that we may not anticipate. To date, we have not generated significant revenue from the sale of our IP telephony products and services, including our Packet8 service, and there is no guarantee that we will be successful in generating significant revenues or achieving profitability. If we are not able to generate significant revenues selling into the IP telephony market, our business and operating results would be seriously harmed.

The success of our Packet8 service is dependent on the growth and public acceptance of IP telephony.

The success of our Packet8 voice and video communications service is dependent upon future demand for IP telephony systems and services. In order for the IP telephony market to continue to grow, several things need to occur. Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. IP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. IP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, our business may not grow.

Our future operating results may not follow past or expected trends due to many factors and any of these could cause our stock price to fall.

Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis, there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

- changes in market demand;

- the timing of customer orders;

- competitive market conditions;

- lengthy sales cycles and/or regulatory approval cycles;

- new product introductions by us or our competitors;

- market acceptance of new or existing products;

- the cost and availability of components;

- the mix of our customer base and sales channels;

- the mix of products sold;

- the management of inventory;

- the level of international sales;

- continued compliance with industry standards; and

- general economic conditions.

Our gross margin is affected by a number of factors including product mix, the recognition of license and other revenues for which there may be little or no corresponding cost of revenues, product pricing, the allocation between international and domestic sales, the percentages of direct sales and sales to resellers, and manufacturing and component costs. The markets for our products are characterized by falling average selling prices. We expect that, as a result of competitive pressures and other factors, gross profit as a percentage of revenue for our IP telephony semiconductor products will continue to decrease. In the likely event that we encounter significant price competition in the markets for our products, we could be at a significant disadvantage compared to our competitors, many of whom have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure.

Variations in timing of sales may cause significant fluctuations in future operating results. Because a significant portion of our business may be derived from orders placed by a limited number of large customers, including original equipment manufacturers, the timing of such orders can cause significant fluctuations in our operating results. Anticipated orders from customers may fail to materialize. Delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements or economic conditions. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements by our competitors or us of new products and technologies could cause customers to defer purchases of our existing products, which would also have a material adverse effect on our business and operating results. As a result of these and other factors, it is likely that in some or all future periods our operating results will be below the expectations of investors, which would likely result in a significant reduction in the market price of our common stock.

The IP telephony market is subject to rapid technological change and we depend on new product introduction in order to maintain and grow our business.

IP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced semiconductor and IP telephony software products and services that provide increasingly higher levels of performance and reliability at lower cost. These new and enhanced products must take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing, manufacturing, and selling such products and services will depend on a variety of factors, including:

- the identification of market demand for new products;

- the scalability of our IP telephony software products;

- product and feature selection;

- timely implementation of product design and development;

- product performance;

- cost-effectiveness of products under development;

- effective manufacturing processes; and

- success of promotional efforts.

Additionally, we may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance, or if such new product introductions decrease demand for existing products, our operating results would decline and our business would not grow.

The long and variable sales and deployment cycles for our IP telephony products may cause our revenue and operating results to vary.

Our Packet8 service, IP telephony software and semiconductor products have lengthy sales cycles, and we may incur substantial sales and marketing expenses and expend significant management effort without making a sale. A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy product evaluation and qualification process. We do not possess the capital infrastructure required to invest in extensive marketing or advertising campaigns that may be required in order to sell these products. In addition, the length of our sales cycles will vary depending on the type of customer to whom we are selling and the product being sold. Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely and will depend on various factors, including:

- the size of the network deployment;

- the complexity of our customers' network environments;

- our customers' skill sets;

- the hardware and software configuration and customization necessary to deploy our products; and

- our customers' ability to finance their purchase of our products.

As a result, it is difficult for us to predict the quarter in which our customers may purchase our IP telephony products, and our revenue and operating results may vary significantly from quarter to quarter.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our IP telephony products will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees are bound by employment agreements for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our products which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

We depend on contract manufacturers to manufacture substantially all of our products, and any delay or interruption in manufacturing by these contract manufacturers would result in delayed or reduced shipments to our customers and may harm our business.

We outsource the manufacturing of our semiconductor products to independent foundries and as such do not have internal manufacturing capabilities to meet our customers' demands. We have shifted the manufacture of our voice over IP semiconductors to an affiliate of STMicroelectronics NV, or STM, from Taiwan Semiconductor Manufacturing Corporation, or TSMC. STM or its contract manufacturer, TSMC, will be the sole manufacturer of our semiconductor products. Furthermore, to the extent TSMC is utilized, Taiwan is always subject to geological or geopolitical disturbances that could instantly cut off such supply.

We do not have long-term purchase agreements with our contract manufacturers or our component suppliers. There can be no assurance that our subcontract manufacturers will be able or willing to reliably manufacture our products, in volumes, on a cost-effective basis or in a timely manner. For our consumer videophones, IP telephones and media hub devices that are used with our hosted iPBX and Packet8 service, we rely on the availability of our semiconductor products. These devices are also sourced solely from certain overseas contract manufacturers and partners, and are currently not available from any other manufacturer.

We may not be able to manage our inventory levels effectively, which may lead to inventory obsolescence that would force us to lower our prices.

Our products have lead times of up to several months, and are built to forecasts that are necessarily imprecise. Because of our practice of building our products to necessarily imprecise forecasts, it is likely that, from time to time, we will have either excess or insufficient product inventory. Excess inventory levels would subject us to the risk of inventory obsolescence and the risk that our selling prices may drop below our inventory costs, while insufficient levels of inventory may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our products could result in legal action from our customers, loss of customers or harm to our ability to attract new customers. Any of these factors could have a material adverse effect on our business, operating results, and financial condition.

If our products do not interoperate with our customers' networks, orders for our products will be delayed or canceled and substantial product returns could occur, which could harm our business.

Many of the potential customers for our hosted iPBX product and Packet8 voice and video communications service have requested that our products and services be designed to interoperate with their existing networks, each of which may have different specifications and use multiple standards. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products must interoperate with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products do not interoperate with existing equipment or software in our customers' networks, installations could be delayed, orders for our products could be canceled or our products could be returned. This could harm our business, financial condition, and results of operations. Our Packet8 service depends on the availability of third party network service providers that provide telephone numbers and PSTN call termination and origination services for our customers. Many of these network service providers are financially affected by the downturn in the telecommunications industry and may be forced to terminate the services that we depend on. The time to interface our technology to another network service provider, if available, and qualify this new service could have a material adverse effect on our business, operating results, and financial condition.

We may have difficulty identifying the source of the problem when there is a problem in a network.

Our hosted iPBX and Packet8 IP service must successfully integrate with products from other vendors, such as gateways to traditional telephone systems. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our hosted iPBX solution, Packet8 service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition and results of operations.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue and prevent us from achieving profitability

We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. If our competitors successfully introduce new products or enhance their existing products, this could reduce the sales or market acceptance of our products and services, increase price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We may not have sufficient resources to make these investments or to make the technological advances necessary to be competitive, which in turn will cause our business to suffer.

In addition, our focus on developing a range of technology products, including semiconductors and related embedded software, hosted iPBX solutions, and the Packet8 service products, has placed a significant strain on our research and development resources. Competitors that focus on one aspect of technology, such as software or semiconductors, may have a considerable advantage over us. In addition, many of our current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical, and other resources. For example, certain competitors in the market for our semiconductor products maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages. Many also have greater name recognition and a larger installed base of products than we have. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than us to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would harm our business, operating results, and financial condition.

If we do not develop and maintain successful partnerships for IP telephony products, we may not be able to successfully market our solutions.

We are entering into new market areas and our success is partly dependent on our ability to forge new marketing and engineering partnerships. IP telephony communication systems are extremely complex and few, if any, companies possess all the required technology components needed to build a complete end to end solution. We will likely need to enter into partnerships to augment our development programs and to assist us in marketing complete solutions to our targeted customers. We may not be able to develop such partnerships in the course of our product development. Even if we do establish the necessary partnerships, we may not be able to adequately capitalize on these partnerships to aid in the success of our business.

Inability to protect our proprietary technology or our infringement of a third party's proprietary technology would disrupt our business.

We rely in part on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We also rely in part on patent law to protect our intellectual property in the United States and internationally. We hold fifty-four United States patents and have a number of United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have in the past licensed and in the future expect to continue licensing our technology to others; many of who are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

There has been substantial litigation in the semiconductor, electronics, and related industries regarding intellectual property rights, and from time to time third parties may claim infringement by us of their intellectual property rights. Our broad range of technology, including systems, digital and analog circuits, software, and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material. We could also be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions or that other actions alleging infringement by us of third party patents will not be asserted or prosecuted against the Company.

We rely upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently utilized by us or other technology which we may seek to license in the future will be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and could harm our business. These licenses are on standard commercial terms made generally available by the companies providing the licenses. The cost and terms of these licenses individually are not material to our business.

The failure of IP networks to meet the reliability and quality standards required for voice and video communications could render our products obsolete.

Circuit-switched telephony networks feature very high reliability, with a guaranteed quality of service. In addition, such networks have imperceptible delay and consistently satisfactory audio quality. Emerging broadband IP networks, such as LANs, WANs, and the internet, or emerging last mile technologies such as cable, digital subscriber lines, and wireless local loop, may not be suitable for telephony unless such networks and technologies can provide reliability and quality consistent with these standards.

Our products must comply with industry standards, FCC regulations, state, country-specific and international regulations, and changes may require us to modify existing products.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our IP telephony products rely heavily on standards such as SIP, H.323, MGCP and Megaco to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the Federal Communications Commission (FCC) regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our IP telephony products, which would have a material adverse effect on our business, financial condition and operating results.

Future legislation or regulation of the internet and/or voice and video over IP services could restrict our business, prevent us from offering service or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to or commerce on the internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the internet may have on our business, financial condition, and results of operations. Regulation may be targeted towards, among other things, assessing access or settlement charges, imposing taxes related to internet communications, imposing tariffs or regulations based on encryption concerns or the characteristics and quality of products and services, imposing regulations and requirements related to the handling of emergency 911 services, any of which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments or other legislative bodies will seek to regulate broadband IP telephony and the internet. In addition, large, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.

Many regulatory actions are underway or are being contemplated by federal and state authorities, including the FCC and other state regulatory agencies. On February 12, 2004 the FCC initiated a notice of public rule-making to update FCC policy and consider the appropriate regulatory classification for VoIP and other IP enabled services. There is risk that a regulatory agency requires us to conform to rules that are unsuitable for IP communications technologies or rules that cannot be complied with due to the nature and efficiencies of IP routing, or are unnecessary or unreasonable in light of the manner in which Packet8 offers service to its customers. It is not possible to separate the Internet, or any service offered over it, into intrastate and interstate components. While suitable alternatives may be developed in the future, the current IP network does not enable us to identify the geographic nature of the traffic traversing the Internet. There is also risk that specific E911 requirements imposed by a regulatory agency may impede our ability to offer service in a manner that conforms to these requirements. While we are developing technologies that seek to provide access to emergency services in conjunction with our IP communications offerings, the existing requirements, which are tethered to and dependent upon the legacy PSTN network, neither work in an IP environment nor take advantage of the significantly enhanced capabilities of the IP network.

The effects of federal or state regulatory actions could have a material adverse effect on our business, financial condition and operating results.

Increasing interest by U.S. states in the regulation of voice over IP services could result in laws or regulatory actions that harm our business.

Several states have recently shown an interest in regulating voice over IP, or VoIP, services, as they do for providers of traditional telephone service. If this trend continues, and if state regulation is not preempted by action by the U.S. federal government, we may become subject to a "patchwork quilt" of state regulations and taxes, which would increase our costs of doing business, and adversely affect our operating results and future prospects.

We have already been contacted by several state regulatory authorities regarding our Packet8 service. On September 11, 2003, we received a letter from the Public Service Commission of Wisconsin (the WPSC) notifying us that the WPSC believes that we, via our Packet8 voice and video communications service, are offering intrastate telecommunications services in the state of Wisconsin without certification of the WPSC. According to the WPSC's letter, it believes that we cannot legally provide Packet8-based resold intrastate services in Wisconsin without certification of the WPSC. In addition, the Commission believes that Packet8 bills for intrastate services to Wisconsin customers are void and not collectible. The letter also states that if we do not obtain certification to offer intrastate telecommunications services, the matter will be referred to the State of Wisconsin Attorney General for enforcement action. The letter also states that even if the Company were certified by the WPSC, the previous operation without certification may still subject the Company to referral to the State of Wisconsin Attorney General for enforcement action and possible forfeitures. We consulted with counsel and have responded to the WPSC and disputed their assertions. While we do not believe that the potential amounts of any forfeitures would be material to us, if we are subject to an enforcement action, we may become subject to liabilities and may incur expenses that adversely affect our results of operations.

On September 17, 2003, we were contacted by the Ohio Public Utilities Commission (OPUC) and asked to respond to a questionnaire on Voice over IP technologies that the OPUC is conducting. The OPUC inquired as to the nature of our service, how it is provided, and to what Ohio residents the service is made available. The questionnaire did not contain any assertions regarding the legality of the Packet8 service under Ohio law or any statements as to whether the OPUC believes we are subject to regulation by the state of Ohio. We responded to this questionnaire on October 20, 2003.

On September 22, 2003, we also received a letter from the California Public Utilities Commission (CPUC). The correspondence alleges that we are offering intrastate telecommunications services for profit in California without having received formal certification from the CPUC to provide such service. The CPUC also requested that we file an application with the CPUC for authority to conduct business as a telecommunications utility no later than October 22, 2003. We consulted with regulatory counsel and have responded to the CPUC and disputed their assertions and did not file the requested application. In our response to the state of California, we disagreed with the CPUC's classification of us as a telephone corporation under the California Public Utilities Code. The letter from the CPUC did not indicate, and we cannot predict, what any potential penalties or consequences in failing to obtain certification might be. If we are subjected to penalties, or if we are required to comply with CPUC regulations affecting telecommunications service providers, our business may be adversely affected. On November 13, 2003, the CPUC held a hearing in San Francisco to hear testimony from CPUC staff and industry representatives regarding what course of action the CPUC should take with respect to Internet telephony. A representative from 8x8 attended the hearing. In January 2004, the CPUC issued a statement that stated that it was pulling back from its immediate enforcement approach against IP telephony service providers, and was establishing a more deliberative process to set regulations. On February 11, 2004, the CPUC approved a formal investigation and rulemaking into VoIP providers. The CPUC has indicated that this process could last up to 18 months, but there is no way for us to predict the timetable or outcome of this process.

Potential regulation of internet service providers could adversely affect our operations.

To date, the FCC has treated internet service providers as information service providers. Information service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is currently examining the status of internet service providers and the services they provide. If the FCC were to determine that internet service providers, or the services they provide, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on our business, financial condition and operating results.

There may be risks associated with the lack of 911 emergency dialing with Packet8 service.

We market the Packet8 voice and video communications service to our residential customers as a secondary line service, not a primary line service. We do not encourage our residential customers to use Packet8 as their only telephone service, due to the fact that the IP dialtone service is only as reliable as a customer's underlying data service (which is not provided by 8x8). We play a recorded message to any of our customers who dial 911 from phones connected to the Packet8 service instructing them to hang up and either dial their local police/fire department directly from the phone on the Packet8 service, or to dial 911 from a phone connected to the traditional telephone network. However, there may be a risk of liability or future regulatory action with respect to the inability of customers to access local 911 emergency services from a telephone connected to Packet8 service.

To date, the FCC has not classified any interstate IP telephony service provider as a "telecommunications carrier," preferring instead to permit the nascent industry to grow. Under current federal law, providers of "information services" do not incur obligations to participate in 911 and E911 emergency calling systems. However, there is no guarantee that the FCC's interpretations and the relevant federal law will not change in a manner that may increase our cost of doing business or otherwise adversely affect our ability to deliver the Packet8 service.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that it provides.

The operation of our Packet8 voice and video service depends on our ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because our services may be critical to the businesses of our customers, any significant interruption in service could result in lost profits or other loss to our customers. Although we attempt to disclaim liability in our service agreements, a court might not enforce a limitation on liability, which could expose us to financial loss. In addition, we may provide our customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments as a result of service interruptions, we may be obligated to provide credits, generally in the form of free service for a short period of time, to our customers, which could negatively affect our operating results.

The failure of any equipment or facility on our network, or those of our partners or customers, could result in the interruption of customer service until necessary repairs are made or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business, financial condition and operating results.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an internet- based, worldwide voice and video communications service and electronically billing our Packet8 customers is the secure transmission of confidential information over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled. We rely on third party providers to process and guarantee payments made by Packet8 subscribers up to certain limits, and we may be unable to prevent our users from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our Packet8 transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our Packet8 services in a timely or scalable fashion.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide IP voice and video services.

While we do not know of any technologies that are patented by others that we believe are necessary for us to provide our services, certain necessary technology may in fact be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that certain technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such a patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products and services incorporating such technology.

If we discover product defects, we may have product- related liabilities which may cause us to lose revenues or delay market acceptance of our products.

Products as complex as those we offer frequently contain errors, defects, and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations. We sell products into markets that are extremely demanding of robust, reliable, fully functional products. Therefore, delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our credibility with our customers and adversely affect our ability to retain our existing customers and to attract new customers. Moreover, such errors, defects or functional limitations could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite our testing, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers.

We have significant international operations, which subject us to risks that could cause our operating results to decline.

For the first three and nine months of fiscal 2004, sales to customers outside of the United States represented 83% and 80%, respectively, of our total sales. Sales to customers outside of the United States during the years ended March 31, 2003, 2002 and 2001 were 62%, 61% and 69%, respectively, of total revenues. The following table illustrates our net revenues by geographic area expressed as a percentage of total revenues for the corresponding period. Revenues are attributed to countries based on the destination of shipment:

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2003	**2002**	**2003**	**2002**
United States	17%	38%	20%	40%
Europe	5%	43%	67%	26%
Asia Pacific	78%	19%	67%	24%
	100%	100%	100%	100%

Substantially all of our current semiconductor and system-level products are, and substantially all of our future products will be, manufactured, assembled, and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including general economic conditions in regions such as Asia, changes in foreign government regulations and telecommunication standards, export license requirements, tariffs and other trade barriers, potentially adverse tax consequences, fluctuations in currency exchange rates, greater difficulty in collecting accounts receivable and longer collection periods, the impact of recessions in economies outside of the United States, and difficulty in staffing and managing foreign operations. We are also subject to geopolitical risks, such as political, social, and economic instability, potential hostilities, and changes in diplomatic and trade relationships, in connection with our international operations. Taiwan in particular is subject to a high rate of natural disasters, such as earthquakes or typhoons, which could have significant impact on our suppliers and customers due to a delay in operations within that country. In addition, Taiwan's tenuous relationship with mainland China is a source of continuing concern due to potential hostilities. A significant decline in demand from foreign markets could have a material adverse effect on our business, operating results, and financial condition.

We may need to raise additional capital to support our operations.

As of December 31, 2003, we had cash and cash equivalents of approximately $13.2 million. Unless we achieve and maintain profitability, we will need to raise additional capital in the future. We may not be able to obtain such additional financing as needed on acceptable terms, or at all, which may require us to reduce our operating costs and other expenditures, including reductions of personnel and capital expenditures. If we issue additional equity or convertible debt securities to raise funds, the ownership percentage of our existing stockholders would be reduced and they may experience significant dilution. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. If we are not successful in these actions, we may be forced to cease operations.

We may not be able to maintain our listing on the Nasdaq SmallCap Market.

Our common stock trades on the Nasdaq SmallCap Market, which has certain compliance requirements for continued listing of common stock.

If our minimum closing bid price per share falls below $1.00 for a period of 30 consecutive business days in the future, we may again be subject to delisting procedures. As of the close of business on December 31, 2003, our common stock had a closing bid price of $4.55 per share. We must also meet additional continued listing requirements contained in Nasdaq Marketplace Rule 4310(c)(2)(b), which requires that we have a minimum of $2,500,000 in stockholders' equity or $50,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year (or two of the three most recently completed fiscal years). As of March 29, 2004, based on our closing price as of that day, the market value of our securities approximated $120 million and we were in compliance with Nasdaq Marketplace Rule 4310(c)(2)(b). There can be no assurance that we will continue to meet the continued listing requirements.

Delisting could reduce the ability of our shareholders to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker- dealers may be less willing or able to sell or make a market in our common stock. Not maintaining a listing on a major stock market may:

- result in a decrease in the trading price of our common stock;

- lessen interest by institutions and individuals in investing in our common stock;

- make it more difficult to obtain analyst coverage; and

- make it more difficult for us to raise capital in the future.

The location of our headquarters facility subjects us to the risk of earthquakes.

Our corporate headquarters is located in the San Francisco Bay area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake, could have a material adverse impact on our business, operating results, and financial condition.

These risk factors could cause actual results to differ materially from the results anticipated in forward-looking statements.

The reports that we file with the SEC and our other communications may contain forward-looking statements that involve risks and uncertainties. We consider forward-looking statements to be those statements that describe intentions, beliefs, and current expectations with respect to future operating performance. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of certain factors.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" below and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward- looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges are as follows for the fiscal years ended March 31 and nine months ended December 31, 2003:

	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003	Nine Months ended December 31, 2003
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

For purposes of computing the ratio of earnings to fixed charges in the table above, earnings are defined as income (loss) before provision for income taxes adjusted for fixed charges. Fixed charges are interest expenses including amortization of debt issuance cost plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor. Due to our losses incurred for the nine months ended December 31, 2003 and the fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999, earnings were insufficient to cover fixed charges by $1.5 million, $11.4 million, $9.1 million, $74.4 million, $28.8 million, and $19.2 million. For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the above table.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we currently intend to use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement to fund the expansion of our Packet8 voice and video communication service, to fund working capital and for general corporate purposes. General corporate purposes may include capital expenditures, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. Pending these uses, the net proceeds will be invested in interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. As of February 29, 2004, there were:

- 38,315,769 shares of our common stock outstanding;

- one share of preferred stock issued and outstanding;

- options to purchase 6,048,932 shares of the Company's common stock outstanding; and

- warrants to purchase 2,876,762 shares of the Company's common stock outstanding.

Common Stock

Holders of our common stock have one vote per share on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. The holders of our common stock have the right to receive dividends if they are declared by the our board of directors and there are sufficient funds to legally pay dividends, subject to the rights of the holders of any outstanding preferred stock to receive preferential dividends. Upon the liquidation of 8x8, holders of our common stock would share ratably in any assets available for distribution to stockholders after payment of all of our obligations and the aggregate liquidation preference (including accrued and unpaid dividends) of any outstanding preferred stock. Our common stock is not redeemable and has no preemptive, subscription or conversion rights. Shares of our common stock currently outstanding are, and shares of common stock that may be issued under the prospectus will be, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to an additional 4,999,999 shares of preferred stock. Our board of directors may issue preferred stock in one or more series and fix the rights, preferences, privileges and restrictions of such preferred stock, including:

- dividend rights;

- dividend rate;

- conversion or exchange rights;

- voting rights;

- rights and terms of redemption, including redemption at our option or at the option of the holders;

- any sinking fund or similar provision; redemption price or prices;

- the liquidation preferences of any wholly unissued series of preferred stock;

- the number of shares constituting any series or the designation of such series; and

- any or all other preferences and participating, optional or other special rights, privileges or qualification, limitations or restrictions.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock. We have no present plans to issue any additional preferred stock.

Stock Options and Warrants

As of February 29, 2004, there were 8,925,694 shares of common stock reserved for issuance under our equity incentive plans, options and warrants. Of this number, 6,048,932 shares were reserved for issuance upon exercise of outstanding options that were previously granted under our stock option plans, 5,225,699 shares were reserved for issuance upon exercise of options that may be granted in the future under our stock option plans, 2,876,762 shares were reserved for issuance upon exercise of outstanding warrants, and no shares were reserved for issuance under our Employee Stock Purchase Plan.

Transfer Agent and Registrar

Computershare Trust Company, Inc. is the transfer agent and registrar for our common stock.

DESCRIPTION OF THE DEPOSITARY SHARES

General

At our option, we may elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do elect to offer fractional shares of preferred stock, we will issue to the public receipts for depositary shares and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. These rights may include dividend, voting, redemption and liquidation rights.

The shares of preferred stock underlying the depositary shares will be deposited with a bank or trust company selected by us to act as depositary, under a deposit agreement between us, the depositary and the holders of the depositary receipts. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

The summary of terms of the depositary shares contained in this prospectus is not complete, and is subject to modification in any prospectus supplement for any issuance of depositary shares. You should refer to the forms of the deposit agreement, our articles of incorporation and the certificate of determination for the applicable series of preferred stock that are, or will be, filed with the SEC.

Dividends

The depositary will distribute cash dividends or other cash distributions, if any, received in respect of the series of preferred stock underlying the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date. The relevant record date for depositary shares will be the same date as the record date for the preferred stock.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary, with our approval, may adopt another method for the distribution, including selling the property and distributing the net proceeds to the holders.

Liquidation preference

If a series of preferred stock underlying the depositary shares has a liquidation preference, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of depositary shares will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

Redemption

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and no fewer than 20 or more than 60 days, unless otherwise provided in the applicable prospectus supplement, prior to the date fixed for redemption of the preferred stock.

Voting

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts underlying the preferred stock. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder's depositary shares. The record date for the depositary will be the same date as the record date for the preferred stock. The depositary will try, as far as practicable, to vote the preferred stock underlying the depositary shares in accordance with these instructions. We will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in accordance with these instructions. The depositary will not vote the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

Owners of depositary shares will be entitled to receive upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amount due to the depositary, the number of whole shares of preferred stock underlying their depositary shares.

Partial shares of preferred stock will not be issued. Holders of preferred stock will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for the preferred stock.

Amendment and termination of the deposit agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and us. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than fee changes, will not be effective unless the amendment has been approved by at least a majority of the outstanding depositary shares. The deposit agreement may be terminated by the depositary or us only if:

- all outstanding depositary shares have been redeemed; or

- there has been a final distribution of the preferred stock in connection with our dissolution and such distribution has been made to all the holders of depositary shares.

Charges of depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. We will also pay charges of the depositary in connection with:

- the initial deposit of the preferred stock;

- the initial issuance of the depositary shares;

- any redemption of the preferred stock; and

- all withdrawals of preferred stock by owners of depositary shares.

Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other specified charges as provided in the deposit agreement for their accounts. If these charges have not been paid, the depositary may:

- refuse to transfer depositary shares;

- withhold dividends and distributions; and

- sell the depositary shares evidenced by the depositary receipt.

Miscellaneous

The depositary will forward to the holders of depositary receipts all reports and communications we deliver to the depositary that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications we deliver to the depositary as the holder of preferred stock.

Neither the depositary nor we will be liable if either the depositary or we are prevented or delayed by law or any circumstance beyond the control of either the depositary or us in performing our respective obligations under the deposit agreement. Our obligations and the depositary's obligations will be limited to the performance in good faith of our or the depositary's respective duties under the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. The depositary and we may rely on:

- written advice of counsel or accountants;

- information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information; and

- documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and removal of depositary

The depositary may resign at any time by delivering a notice to us. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000.

Federal income tax consequences

Owners of the depositary shares will be treated for U.S. federal income tax purposes as if they were owners of the preferred stock underlying the depositary shares. As a result, owners will be entitled to take into account for U.S. federal income tax purposes and deductions to which they would be entitled if they were holders of such preferred stock. No gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares. The tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares exchanged. The holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which such person owned such depositary shares.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities may be either secured or unsecured and will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee to be specified in an accompanied prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called indentures in this description. This prospectus, together with the applicable prospectus supplement, will describe the terms of a particular series of debt securities.

The following is a summary of selected provisions and definitions of the indentures and debt securities to which any prospectus supplement may relate. The summary of selected provisions of the indentures and the debt securities appearing below is not complete and is subject to, and qualified entirely by reference to, all of the provisions of the applicable indenture and certificates evidencing the applicable debt securities. For additional information, you should look at the applicable indenture and the certificate evidencing the applicable debt security that is filed as an exhibit to the registration statement that includes the prospectus. In this description of the debt securities, the words "8X8," "we," "us" or "our" refer only to 8X8, Inc. and not to any of our subsidiaries, unless we otherwise expressly state or the context otherwise requires.

The following description sets forth selected general terms and provisions of the applicable indenture and debt securities to which any prospectus supplement may relate. Other specific terms of the applicable indenture and debt securities will be described in the applicable prospectus supplement. If any particular terms of the indenture or debt securities described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superceded by that prospectus supplement.

General

Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

We are not limited as to the amount of debt securities we may issue under the indentures. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened to issue additional debt securities of such series.

The prospectus supplement relating to a particular series of debt securities will set forth:

- whether the debt securities are senior or subordinated;

- the offering price;

- the title;

- any limit on the aggregate principal amount;

- the person who shall be entitled to receive interest, if other than the record holder on the record date;

- the date or dates the principal will be payable;

- the interest rate or rates, which may be fixed or variable, if any, the date from which interest will accrue, the interest payment dates and the regular record dates, or the method for calculating the dates and rates;

- the place where payments may be made;

- any mandatory or optional redemption provisions or sinking fund provisions and any applicable redemption or purchase prices associated with these provisions;

- if issued other than in denominations of U.S. $1,000 or any multiple of U.S. $1,000, the denominations in which the debt securities shall be issuable;

- if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

- if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or a holder may elect payment to be made in a different currency;

- the portion of the principal amount that will be payable upon acceleration of maturity, if other than the entire principal amount;

- if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount or method for determining the amount which will be deemed to be the principal amount;

- if applicable, whether the debt securities shall be subject to the defeasance provisions described below under "Satisfaction and discharge; defeasance" or such other defeasance provisions specified in the applicable prospectus supplement for the debt securities;\

- any conversion or exchange provisions;

- whether the debt securities will be issuable in the form of a global security; any subordination provisions applicable to the subordinated debt securities if different from those described below under "Subordinated debt securities";

- any paying agents, authenticating agents, security registrars or other agents for the debt securities, if other than the trustee;

- any provisions relating to any security provided for the debt securities, including any provisions regarding the circumstances under which collateral may be released or substituted;

- any deletions of, or changes or additions to, the events of default, acceleration provisions or covenants;

- any provisions relating to guaranties for the securities and any circumstances under which there may be additional obligors; and

- any other specific terms of such debt securities.

Unless otherwise specified in the prospectus supplement, the debt securities will be registered debt securities. Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates. The U.S. federal income tax considerations applicable to debt securities sold at a discount will be described in the applicable prospectus supplement.

Exchange and transfer

Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any partial redemption of debt securities of any series, we will not be required to:

- issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

- register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

Initially, we have appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar initially designated by us, will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

- be registered in the name of a depositary, or its nominee, that we will identify in a prospectus supplement;

- be deposited with the depositary or nominee or custodian; and

- bear any required legends.

No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

- the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary;

- an event of default is continuing with respect to the debt securities of the applicable series; or

- any other circumstance described in a prospectus supplement has occurred permitting or requiring the issuance of any such security.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security will not be:

- entitled to have the debt securities registered in their names;

- entitled to physical delivery of certificated debt securities; or

- considered to be holders of those debt securities under the indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither any trustee nor we will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

Payment and paying agents

Unless otherwise indicated in a prospectus supplement, the provisions described in this paragraph will apply to the debt securities. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The trustee will be designated as our initial paying agent. We may also name any other paying agents in a prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for payment on any debt security that remain unclaimed for a period ending the earlier of:

- 10 business days prior to the date the money would be turned over to the applicable state; or

- at the end of two years after such payment was due, will be repaid to us.

Thereafter, the holder may look only to us for such payment.

No protection in the event of a change of control

Unless otherwise indicated in a prospectus supplement with respect to a particular series of debt securities, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction, whether or not such transaction results in a change in control.

Covenants

Unless otherwise indicated in a prospectus supplement, the debt securities will not contain any financial or restrictive covenants.

Consolidation, merger and sale of assets

Unless we indicate otherwise in a prospectus supplement, we may not consolidate with or merge into any other entity, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any entity, unless:

- the successor entity, if any, is a U.S. corporation, limited liability company, partnership or trust;

- the successor entity assumes our obligations on the debt securities and under the indentures;

- immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

- certain other conditions are met.

Events of default

Unless we indicate otherwise in a prospectus supplement, the following will be events of default for any series of debt securities under the indentures:

1. we fail to pay principal of or any premium on any debt security of that series when due;

2. we fail to pay any interest on any debt security of that series for 30 days after it becomes due;

3. we fail to deposit any sinking fund payment when due;

4. we fail to perform any other covenant in the indenture and such failure continues for 90 days after we are given the notice required in the indentures; and

5. certain events including our bankruptcy, insolvency or reorganization.

Additional or different events of default applicable to a series of debt securities may be described in a prospectus supplement. An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

The trustee may withhold notice to the holders of any default, except defaults in the payment of principal, premium, if any, interest, any sinking fund installment on, or with respect to any conversion right of, the debt securities of such series. However, the trustee must consider it to be in the interest of the holders of the debt securities of such series to withhold this notice.

Unless we indicate otherwise in a prospectus supplement, if an event of default, other than an event of default described in clause (5) above, shall occur and be continuing with respect to any series of debt securities, either the trustee or the holders of at least a 25 percent in aggregate principal amount of the outstanding securities of that series may declare the principal amount and premium, if any, of the debt securities of that series, or if any debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement, in each case together with accrued and unpaid interest, if any, thereon, to be due and payable immediately.

If an event of default described in clause (5) above shall occur, the principal amount and premium, if any, of all the debt securities of that series, or if any debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement, in each case together with accrued and unpaid interest, if any, thereon, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under "Subordinated debt securities."

After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amounts or interest, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder of debt securities of any series will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

1. the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

2. the holders of at least a majority in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

3. the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security, if the debt security is convertible, without following the procedures listed in (1) through (3) above.

We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the conditions and covenants under the indenture and, if so, specifying all known defaults.

Modification and waiver

Unless we indicate otherwise in a prospectus supplement, the applicable trustee and we may make modifications and amendments to an indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

We may also make modifications and amendments to the indentures for the benefit of holders without their consent, for certain purposes including, but not limited to:

- providing for our successor to assume the covenants under the indenture;

- adding covenants or events of default;

- making certain changes to facilitate the issuance of the securities;

- securing the securities;

- providing for a successor trustee or additional trustees;

- curing any ambiguities or inconsistencies;

- providing for guaranties of, or additional obligors on, the securities;

- permitting or facilitating the defeasance and discharge of the securities; and

- other changes specified in the indenture.

However, neither the trustee nor we may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

- change the stated maturity of any debt security;

- reduce the principal, premium, if any, or interest on any debt security or any amount payable upon redemption or repurchase, whether at our option or the option of any holder, or reduce the amount of any sinking fund payments;

- reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity;

- change the place of payment or the currency in which any debt security is payable;

- impair the right to enforce any payment after the stated maturity or redemption date;

- if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders;

- adversely affect the right to convert any debt security if the debt security is a convertible debt security; or

- change the provisions in the indenture that relate to modifying or amending the indenture.

Satisfaction and discharge; defeasance

We may be discharged from our obligations on the debt securities, subject to limited exceptions, of any series that have matured or will mature or be redeemed within one year if we deposit enough money with the trustee to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

Each indenture contains a provision that permits us to elect either or both of the following:

- We may elect to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding. If we make this election, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on debt securities or the registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

- We may elect to be released from our obligations under some or all of any financial or restrictive covenants applicable to the series of debt securities to which the election relates and from the consequences of an event of default resulting from a breach of those covenants.

To make either of the above elections, we must irrevocably deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations or, in the case of debt securities denominated in a currency other than U.S. dollars, cash in the currency in which such series of securities is denominated and/or foreign government obligations. As a condition to either of the above elections, for debt securities denominated in U.S. dollars we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the action.

"foreign government obligations" means, with respect to debt securities of any series that are denominated in a currency other than United States dollars:

- direct obligations of the government that issued or caused to be issued the currency in which such securities are denominated and for the payment of which obligations its full faith and credit is pledged, or, with respect to debt securities of any series which are denominated in euros, direct obligations of certain members of the European Union for the payment of which obligations the full faith and credit of such members is pledged, which in each case are not callable or redeemable at the option of the issuer thereof; or

- obligations of a person controlled or supervised by or acting as an agency or instrumentality of a government described in the bullet above the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which are not callable or redeemable at the option of the issuer thereof.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing law

The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York.

No personal liability of directors, officers, employees and shareholders.

No incorporator, shareholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours, or because of the creation of any indebtedness under the debt securities, the indentures or supplemental indentures. The indentures provide that all such liability is expressly waived and released as a condition of, and as a consideration for, the execution of such indentures and the issuance of the debt securities.

Regarding the trustee

The indentures limit the right of the trustee, should it become our creditor, to obtain payment of claims or secure its claims.

The trustee will be permitted to engage in certain other transactions with us. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which it is trustee, the trustee must eliminate the conflict or resign.

Subordinated debt securities

The following provisions will be applicable with respect to each series of subordinated debt securities, unless otherwise stated in the prospectus supplement relating to that series of subordinated debt securities.

The indebtedness evidenced by the subordinated debt securities of any series is subordinated, to the extent provided in the subordinated indenture and the applicable prospectus supplement, to the prior payment in full, in cash or other payment satisfactory to the holders of senior debt, of all senior debt, including any senior debt securities.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshalling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior debt of all senior debt.

In the event of any acceleration of the subordinated debt securities of any series because of an event of default with respect to the subordinated debt securities of that series, holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to holders of senior debt of all senior debt before the holders of subordinated debt securities are entitled to receive any payment or distribution.

In addition, the subordinated debt securities will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations. This occurs because our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any claims of a creditor holding a security interest in assets of the subsidiary, to the extent of these assets, and to any indebtedness of the subsidiary senior to us.

We are required to promptly notify holders of senior debt or their representatives under the subordinated indenture if payment of the subordinated debt securities is accelerated because of an event of default.

Under the subordinated indenture, we may also not make payment on the subordinated debt securities if:

- a default in our obligations to pay principal, premium, interest or other amounts on our senior debt occurs and the default continues beyond any applicable grace period, which we refer to as a payment default; or

- any other default occurs and is continuing with respect to designated senior debt that permits holders of designated senior debt to accelerate its maturity, which we refer to as a non-payment default, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture.

We will resume payments on the subordinated debt securities:

- in case of a payment default, when the default is cured or waived or ceases to exist, and

- in case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice,

unless the subordinated indenture otherwise prohibits payments at such time.

No new payment blockage period may commence on the basis of a nonpayment default unless 365 days have elapsed from the effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior debt may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

The subordination provisions will not apply to payments from money or government obligations held in trust by the trustee for the payment of principal, interest and premium, if any, on subordinated debt securities pursuant to the provisions described under "--Satisfaction and discharge; defeasance," if the subordination provisions were not violated at the time the money or government obligations were deposited into trust.

If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior debt is paid in full in cash or other payment satisfactory to holders of senior debt, then such payment will be held in trust for the holders of senior debt.

Senior debt securities will constitute senior debt under the subordinated indenture.

Additional or different subordination provisions may be described in a prospectus supplement relating to a particular series of debt securities.

Definitions

"designated senior debt" means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior debt for purposes of the subordinated indenture. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

"indebtedness" means the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture for such series of securities or thereafter created, incurred or assumed:

- our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation;

- all of our obligations for money borrowed;

- all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;

- our obligations:

    - as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; or

    - as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes;

- all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

- all of our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including reimbursement obligations with respect to the foregoing;

- all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

- all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, of for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

- renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

"senior debt" means the principal of, premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, our indebtedness. Senior debt shall not include:

- any debt or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide it shall not be senior in right of payment to the subordinated debt securities or expressly provide that such indebtedness is on the same basis or "junior" to the subordinated debt securities; or

- debt to any of our subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by us.

"subsidiary" means an entity more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more or our other subsidiaries or by a combination of us and our other subsidiaries. For purposes of this definition, "voting stock" means stock or other similar interests which ordinarily has or have voting power for the election of directors, or persons performing similar functions, whether at all times or only so long as no senior class of stock or other interests has or have such voting power by reason of any contingency.

DESCRIPTION OF THE WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K.

General

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

- the offering price and aggregate number of warrants offered;

- the currency for which the warrants may be purchased;

- if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

- if applicable, the date on and after which the warrants and the related securities will be separately transferable;

- in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

- in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

- the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

- the terms of any rights to redeem or call the warrants;

- any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

- the dates on which the right to exercise the warrants will commence and expire;

- the manner in which the warrant agreement and warrants may be modified;

- federal income tax consequences of holding or exercising the warrants;

- the terms of the securities issuable upon exercise of the warrants; and

- any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

- in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

- in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds (unless the warrant provides for net share settlement), as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment in the event the warrant is exercisable for cash and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

PLAN OF DISTRIBUTION

We may sell shares of our common stock, shares of our preferred stock, debt securities and warrants through underwriters, agents, dealers or directly to one or more purchasers. We may distribute these securities from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

The prospectus supplement for the securities we sell will describe that offering, including:

- the name or names of any underwriters, if any;

- the purchase price of the securities and the proceeds we will receive from the sale;

- any over-allotment options under which underwriters may purchase additional securities from us;

- any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

- any initial public offering price;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters', dealers' or agents' obligations in the related supplement to this prospectus.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

The maximum commission or discount to be received by any NASD member or independent broker-dealer with respect to any offering of our securities pursuant to this prospectus and any amendments or supplements thereto will not be greater than eight (8) percent of the gross proceeds received from any such offering.

We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

All securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in the securities on The Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to 8x8, Inc.

EXPERTS

The consolidated financial statements incorporated in this registration statement by reference to the Current Report on Form 8-K of 8x8, Inc. dated March 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy our reports, proxy statements and other information filed by us at the public reference room of the SEC in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's website at http://www.sec.gov and through a hyperlink on our Internet website at http://www.8x8.com.

The SEC allows us to "incorporate by reference" certain information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

- our Annual Report on Form 10-K for the year ended March 31, 2003, excluding the consolidated financial statements, filed with the SEC on May 29, 2003;

- our Proxy Statement filed with the SEC on June 19, 2003 in connection with our 2003 Annual Meeting of Stockholders;

- our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on July 25, 2003;

- our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on October 30, 2003;

- our Quarterly Report on form 10Q for the quarterly period ended December 31, 2003, filed with the SEC on January 29, 2004;

- our Current Report on Form 8-K, filed with the SEC on July 31, 2003;

- our Current Report on Form 8-K, filed with the SEC on November 13, 2003;

- our Current Report on Form 8-K, filed with the SEC on November 19, 2003;

- our Current Report on Form 8-K, filed with the SEC on January 29, 2004;

- our Current Report on Form 8-K, including the consolidated financial statements, filed with the SEC on March 31, 2004;

- the description of our common stock in our registration statement on Form 8-A filed with the SEC on November 21, 1996, including any amendments or reports filed for the purpose of updating such description; and

- all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that we may offer with this prospectus are sold.

You may request a copy of these filings, at no cost, by telephoning us at (408) 727-1885 or by writing us at the following address:

> Investor Relations
> 8X8, Inc.
> 2445 Mission College Blvd.
> Santa Clara, CA 95054

4,800,000 Shares

Warrants for 1,920,000 Shares

8X8, INC.

Common Stock

A.G. EDWARDS

GRIFFIN SECURITIES

This prospectus supplement is dated June 21, 2004